May 6, 2005

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington D.C. 20549-1004

Mail Stop 03-06

Attn: Mary Beth Breslin

Re:	HemoSense, Inc.
Registration Statement on Form S-1
File No. 333-123705

Ms. Breslin:

On behalf of HemoSense, Inc. (“HemoSense” or the “Company”), we are responding to the Staff’s letter dated April 29, 2005 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and HemoSense is filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter. For your convenience we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also note that we may have additional comments, after you file this information. Please ensure that you allow adequate time for our review of this information.

United States Securities and

Exchange Commission

May 6, 2005

The Company confirms that all non-Rule 430A information will be included in its preliminary prospectus. We have included a offering price range and related information in Amendment No. 1.

Prospectus Summary – Page 1

2. Please provide supplemental independent support for your statements here and on page 39 regarding the efficacy of your product, such as the statement that your product is “easy to use” and “reliable,” that the device is “simple and straightforward,” and, as indicated in your artwork, that users have “confidence in PT/INR results.” In this regard, we note your risk factor disclosure on pages 11 and 12. Also revise your prospectus and your artwork to indicate the bases for these statements.

In response to the Staff’s comment, we are supplementally providing the Staff with information from the FDA’s website (see, http://www.fda.gov/cdrh/clia/cliawaived.html) defining the criteria for CLIA-waived tests, to support the statements regarding “easy to use,” “reliable,” “simple and straightforward,” “confidence in PT/INR results,” and other similar statements. We respectfully advise the Staff that the Company does not believe that its prospectus or artwork should be revised to indicate the basis for these statements since the basis is simply “CLIA-waived.”

As required for CLIA-waiver, the Company’s device is in a class of devices that are “so simple and accurate as to render the likelihood of erroneous results negligible.” The risk factors found on pages 11 and 12 highlight the potential, albeit negligible, risks associated with inaccurate readings from the Company’s device. Out of over one million tests performed to date, the “Our product could be misused...” risk factor refers to “a few situations” and the following risk factor describes “two reported instances.” Since any single injury, however negligible overall, could lead to costly litigation or regulatory action, the Company believes that it is material to a prospective investor’s informed decision to consider the potential risk without mitigating language.

Risks Affecting Us – Page 2

3. Where you indicate the size of your accumulated deficit, please revise to also state that, in the opinion of your auditors, the losses you have incurred raise substantial doubt as to your ability to continue as a going concern.

In response to the Staff’s comment, we have revised the “Prospectus Summary—Risks Affecting Us” section to indicate the Company’s belief that the offering will provide sufficient

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May 6, 2005

proceeds to fund the Company’s operations through at least the next 12 months. We have similarly revised the “Our ability to continue as a going concern...” risk factor and the “Use of Proceeds” sections. Since the going concern qualification was rendered as of March 30, 2005 and, as indicated in Note 1 to the financial statements, does not take into account the proceeds of the IPO (which would render the going concern qualification moot), we respectfully advise the Staff that we believe that the foregoing revisions give appropriate information to prospective investors in this offering.

The Offering – Page 4

4. Please revise to quantify the portion of the proceeds of the offering to be used for each purpose indicated.

In response to the Staff’s comment, we have revised the disclosure to quantify the portions of the offering proceeds to be used for each purpose indicated.

Risk Factors – Page 6

5. Please revise the introductory paragraph to eliminate the third and last sentences and revise as necessary to include a discussion of all material risks in your risk factor section.

In response to the Staff’s comment, we have eliminated the third and last sentence of the introductory paragraph to the risk factors section. We do not believe additional material risks need to be included.

6. Several of your subheadings currently state only a fact about your business. Please review all of your risk factor headings to ensure that the headings state a risk to investors that results from the condition, fact or uncertainty you describe. By way of non-exclusive example, the following are all statements of fact rather than risk:

•	We rely on commercial partners... (page 10); and

•	We depend on clinical sites... (page 12).

In response to the Staff’s comment, we have revised the subheadings in the risk factor section so that each now states a risk.

United States Securities and

Exchange Commission

May 6, 2005

We have limited operation experience and a history of net losses... – Page 6

7. Please revise to present the second paragraph of this risk factor as a separate risk factor with an appropriate caption referencing your negative gross margins due to the cost of manufacturing your test strips.

In response to the Staff’s comment, we have revised the risk factor as requested.

We may be unable to accurately predict our future performance... – Page 6

8. We note your statement that you believe that your quarterly results may fluctuate as a result of seasonality of sales. If your business may be seasonal, please revise your business section to include the disclosures required by Item 101(c)(1)(v) of Regulation S-K.

In response to the Staff’s comment, we have deleted the reference to sales seasonality as the Company does not believe that seasonality of sales has a material effect on its business.

Our ability to successfully market and sell our product is dependent on... – Page 9

9. Please quantify the “small portion” of the total number of patients on warfarin in the United States who have mechanical heart valves and for whom self-testing is reimbursable by Medicare. Also present this figure as a percentage of all warfarin users in the United States, if known. If not known, so state.

We have revised this risk factor on page 9 to quantify the “small portion” of the total number of patients on warfarin in the United States who have mechanical heart valves and for whom self-testing is reimbursable. Of the estimated three million U.S. patients taking warfarin on a daily basis, there are 400,000, or approximately 15%, who have mechanical heart valves. The 400,000 figure was previously provided to the Staff, and is found in the CMS Decision Memo. A supplemental independent source for the three million patients taking warfarin is provided supplementally hereto. For the prospective investor’s convenience, we have also revised the “Business” section on page 39 to include disclosure of the U.S. warfarin patient population.

United States Securities and

Exchange Commission

May 6, 2005

If we are unable to establish sufficient sales... – Page 9

10. Revise to specify the size of your sales and marketing team. Also quantify the number of distributors with whom you have entered into relationships for the sale of your products, both domestically and internationally.

In response to the Staff’s comment, we have revised the disclosure to add the requested information.

Because of our limited experience... – Page 11

11. We note your disclosure that you have in the past needed to discard test strip lots due to their failure to meet specifications. Please revise to quantify the cost, if material, you have incurred in the two most recent fiscal years as a result of such failures.

In response to the Staff’s comment, we have revised the disclosure to quantify the costs incurred in our last two fiscal years relating to discarded test strips, which were zero in fiscal 2003, $0.7 million in 2004 and $166,000 for the six months ended March 31, 2005.

We are currently undergoing an investigation by a European regulatory agency... – Page 11

12. Expand your caption to indicate the potential that your product may be recalled, as indicated in the last sentence of this risk factor. Also expand this risk factor to indicate the percentage of sales in the two most recent fiscal years in the United Kingdom and the potential number of meters that would be recalled in the event the Medicines and Healthcare Products Regulatory Agency finds that the inaccurate readings resulted from failures within your manufacturing processes.

In response to the Staff’s comment, we have updated this risk factor in Amendment No. 1 to reflect completion of a voluntary exchange of test strips in the U.K. in April 2005. We have removed the reference to “product” failure, and have substituted the more accurate “test strip” failure. Although we have not yet received a response from the MHRA closing the matter, we do not believe that a recall is a material risk because there are no test strips from this production lot in the field to recall. Accordingly, we have not included disclosure regarding the percentage of sales in the two most recent fiscal years in the U.K. as we do not believe that information would be material to prospective investors. The Company also advises the Staff that the risk associated with failures within our test strip manufacturing processes has been addressed in a preceding risk factor entitled “Because of our limited experience, we have in the past manufactured....”

United States Securities and

Exchange Commission

May 6, 2005

We can provide no assurance regarding our conclusions – Page 15

13. This risk could apply to nearly any company that is subject to the Sarbanes-Oxley Act of 2002 and the rules adopted by the Commission implementing that Act. Please note that Item 503(c) of Regulation S-K provides that issuers should not “present risks that could apply to any issuer or to any offering.” If you elect to retain this risk factor in your prospectus, you must more clearly explain how it specifically applies to your company.

In response to the Staff’s comment, we have deleted this risk factor.

Use of Proceeds – Page 24

14. We note that you plan to use the proceeds generated in this offering for sales and marketing initiatives, research and development, and the remainder for working capital and general corporate purposes. Given your recurrent cash flow deficits, it appears you will need to use the proceeds to fund your business operations. We note the report of independent auditors also indicates that in the opinion of your auditors dated March 30, 2005, additional financing will be needed to enable you to fund your fiscal 2005 operations. Please advise.

In response to the Staff’s comment, we have revised the “Use of Proceeds” section on page 24 to indicate the Company’s belief that the offering will provide sufficient proceeds to fund the Company’s operations through at least the next 12 months. We have elsewhere in the Registration Statement, in response to the Staff’s Comment No. 3, provided disclosure to clarify confusion that could potentially result from the going concern opinion raised by the auditors, which was as of a particular date, March 30, 2005, and without regard to the expected proceeds of this offering, as indicated in Note 1 to the financial statements.

15. We note your disclosure that you reserve the right to change the allocation of use of proceeds as a result of certain contingencies. Please also discuss the alternatives to your use of proceeds in the event the contingencies occur. Refer to Instruction 7 of Item 504 of Regulation S-K.

In response to the Staff’s comment, we have clarified that the reallocation of proceeds would be within the categories already described, rather than to any new uses.

United States Securities and

Exchange Commission

May 6, 2005

Management’s Discussion and Analysis... – Page 30

16. Please include a discussion of any material trends or uncertainties that could materially affect the company’s financial condition or results of operations. For example, we note that you are currently operating at a negative gross margin, primarily due to the cost of manufacturing your test strips, but it is not apparent how and when you expect to be able to address those negative gross margins. We also note that you will begin to incur royalties under the Inverness settlement agreement beginning in 2006, but it is not apparent how the obligation to pay those royalties may affect the company’s results of operations. We further note that your ability to successfully market and sell your product is dependent upon the availability of reimbursement from Medicare and other insurance providers, but it is not apparent how the lack of reimbursement for the large portion of patients on warfarin who do not have mechanical heart valves will affect your growth and results of operations. For guidance, please refer to “Focus on Material Trends and Uncertainties” at Section m.B.3 of Release No. 33-8350 (December 19, 2003).

In response to the Staff’s comment, we have revised the disclosure to address trends and uncertainties that could materially affect the Company’s financial condition or results of operations.

Results of Operations – Page 31

17. To aid in investor understanding, and given the substantial differences between the gross margins with respect to your meters/accessories product class and your gross margins with respect to your test strips product class, please separately quantify and disclose the period to period changes in revenues and costs of goods sold that are attributable to each product class.

In response to the Staff’s comment, we have added the requested disclosure regarding our meter and test strip product classes.

Liquidity and Capital Resources – Page 33

18. To better explain cash flows from operations, please revise to discuss significant changes to the components of working capital – i.e., individually significant changes in line items. For example, we note that inventories increased only moderately $211 thousand or 19% over the past year while sales increased significantly, $2.8 million or 661%. Please address the impact on your working capital. When you cite changes in components of working capital, explain the reasons for the changes.

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Exchange Commission

May 6, 2005

In response to the Staff’s comment, we have revised the disclosure regarding significant changes to working capital components as requested.

19. Please revise to discuss briefly the material terms of your financing arrangements with Lighthouse Capital Partners and Silicon Valley Bank.

In response to the Staff’s comment, we have added the requested brief descriptions of these financing arrangements.

Business – Page 39

20. Please revise to discuss your dependence on a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on your business. Further, please identify the customers who accounted for 31% and 26% of your revenues in fiscal 2004.

In response to the Staff’s comment, we have added disclosure regarding the Company’s dependence on its distributors to page 40 of the “Business” section. We respectfully advise the Staff that the Company believes that the identity of the specific customers that accounted for 31% and 26% of its fiscal 2004 revenue is commercially sensitive competitive information and that it would be harmed in negotiations with current and future customers if such information is required to be publicly disclosed. The Company does not believe that disclosure of these specific customers’ identities is necessary for a prospective investor’s understanding the Company’s financial results or prospects. In addition, the Company has identified its major distributors in the Registration Statement and has filed, subject to pending confidential treatment requests, the full text of the contracts with these distributors as exhibits to the Registration Statement.

Background and Market – Page 40

21. It appears that among the studies cited in the September 2001 National Coverage Decision Memorandum, the highest percentage of time self-testing patients spent in the therapeutic range was approximately 92%, not 100%. Please revise the table on page 42 accordingly.

In response to the Staff’s comment, we have revised the time in therapeutic range in the table on page 42 to reflect the proper highest/lowest ranges from the seven statistically significant studies presented.

United States Securities and

Exchange Commission

May 6, 2005

Sales and Marketing – Page 46

22. Please revise to discuss briefly the material terms of your agreements with distributors, including any significant obligations or commitments of the parties, duration, termination provisions, and any intellectual property indemnification provisions.

In response to the Staff’s comment, we have expanded the disclosure to describe the material terms of the agreements entered into with our distributors.

Manufacturing – Page 49

23. We note your disclosure that you contract with an electronic manufacturing services supplier to manufacture the INRatio meter. Please revise to discuss the material terms of this arrangement, as well as the material terms of your arrangements with other single source suppliers.

In response to the Staff’s comment, we have revised the disclosure to describe the material terms of the agreements with our single source suppliers.

Research and Development – Page 50

24. Please revise to quantify the amount you have spent on research and development over the last three fiscal years, if material. Refer to Item 101(c)(xi) of Regulation S-K. If you have not spent a material amount on research and development in the prior three fiscal years, so state.

In response to the Staff’s comment, we have revised the disclosure to quantify the amount we have spent on research and development over the last three fiscal years.

Intellectual Property – Page 50

25. Please revise to include a more complete discussion of the material terms of the license obtained pursuant to the terms of the Inverness settlement and mutual release agreement.

In response to the Staff’s comment, we have expanded the disclosure regarding the license obtained from Inverness. However, we respectfully advise the Staff that we have omitted certain information from that description, since such information is the subject of a pending confidential treatment request.

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Exchange Commission

May 6, 2005

Management – Page 57

Board of Directors – Page 58

26. Please revise to describe briefly any arrangement or understanding pursuant to which directors are serving. In this regard, we note that a number of your directors are affiliated with one or more of your principal stockholders. Refer to Item 401(a) of Regulation S-K.

We respectfully advise the Staff that we have disclosed the affiliations of certain of our directors with our principal stockholders in the directors’ biographies in the “Management” section as well as in the “Principal Stockholders” section of the Registration Statement. As the Company is not aware of any voting agreements for the nomination or election of the members of our board of directors, we do not believe any additional disclosure is required.

Advisory Board Committee – Page 60

27. We note that you have formed a medical advisory board, and that you have entered into a consulting agreement with each member and have granted stock options to some members. Please expand this section to discuss and quantify the interest that each advisor has in your company, and describe more specifically your compensation arrangements with the advisors.

In response to the Staff’s comment, we have expanded the disclosure regarding our medical advisory board and included the additional information requested.

Change of Control Severance Agreements – Page 65

28. We note your disclosure concerning severance agreements with officers. Please include a more complete description of the material terms of those agreements, including the names of the officers who are parties to those agreements and the general meaning of the terms “terminated without cause,” “constructively terminated” and “change in control.” Please file these agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

United States Securities and

Exchange Commission

May 6, 2005

In response to the Staff’s comment, we have expanded our disclosure to include the names of the officers who are parties to the Change of Control Severance Agreements. In addition, we have included the general meaning of the terms “resignation for good reason” (which has replaced the term “constructively terminated”), “terminated without cause” and “change of control” as defined in the Change of Control Severance Agreements. In addition, we have filed the form of Change of Control Severance Agreement as an exhibit to Amendment No. 1.

Related Party Transactions – Page 66

Relationships with Entities Affiliated with a Director – Page 66

29. Please revise to describe the material terms of the consulting agreement and sales and services agreement with IMed Pro.

In response to the Staff’s comment, we have revised the disclosure to describe the material terms of the agreements with IMed Pro.

Management Retention Plan – Page 66

30. Please file the management retention plan as an exhibit to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

We respectfully advise the Staff that because our management retention plan terminates in accordance with its terms upon the completion of our initial public offering, we do not believe that it should be required to be filed as an exhibit to the Registration Statement.

Consulting Agreements with Officers and Directors – Page 67

31. Please file the consulting agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

In response to the Staff’s comment, we have filed the consulting agreement with Edward Brennan as an exhibit to Amendment No.1. We respectfully advise the Staff that we do not believe that the consulting agreement with Paul Balsara should be required to be filed as an exhibit to the Registration Statement as it is no longer in effect and was entered into more than two years prior to the filing of the Registration Statement.

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Exchange Commission

May 6, 2005

Plan of Distribution – Page 76

32. We note that W.R. Hambrecht intends to conduct the offering using a “Dutch auction” method of distribution referred to in the prospectus as an “OpenIPO.” Please have W.R. Hambrecht supplementally confirm to us that the method of distribution to be used in this offering will not differ materially from the method used by W.R. Hambrecht in prior “OpenIPO” initial public offerings conducted by W.R. Hambrecht during the past two years. If the method of distribution to be used in this offering may differ materially from that of the prior offerings, please describe those differences in detail. For example, we would consider any expanded use of the internet or any other form of electronic media in connection with the auction to be a material change in the method of distribution.

W.R. Hambrecht + Co., LLC (the “Lead Underwriter”) has informed the Company that the Lead Underwriter intends to conduct the offering in a manner that is materially consistent with the procedures utilized in the BofI Holdings, Inc. (priced March 14, 2005) and Morningstar, Inc. (priced May 1, 2005) offerings.

The Lead Underwriter has further informed the Company that the only potentially material changes in the OpenIPO process in the past two years occurred subsequent to the Google, Inc. offering (priced August 16, 2004), which was also a “Dutch Auction” process. After the Google, Inc. offering, the Lead Underwriter adopted a “negative reconfirmation” procedure for OpenIPO offerings, whereby a bid in the auction could be accepted by the underwriters after effectiveness of the registration statement without reconfirming the bid. At the request of the Lead Underwriter, the Division Chief Counsel’s office subsequently reviewed the modified OpenIPO Plan of Distribution and requested that the company modify additional OpenIPO procedures and disclosure in the Plan of Distribution in light of the adoption of the negative reconfirmation procedure. The Lead Underwriter intends to conduct this offering in a manner that is materially consistent with the procedures that were reviewed and commented upon by Joe Babits of the Division Chief Counsel’s office.

33. Please confirm that the information on the underwriters’ websites will be limited to the electronic prospectus and other information permitted by Rule 134, or information that is ministerial in nature.

The underwriters have confirmed that the information on the underwriters’ websites will be limited to the electronic prospectus and other information permitted by Rule 134, or information that is ministerial in nature. The underwriters have further informed the Company that examples of all materials posted on the underwriters’ websites in connection with OpenIPO

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offerings have been submitted to and approved by the Staff of the Commission in connection with prior OpenIPO offerings, including most recently the BofI Holdings, Inc. offering and the Morningstar, Inc. offering.

34. Identify any members of the underwriting syndicate, other than W.R. Hambrecht + Co. LLC, that will engage in any electronic offer, sale and distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. In addition, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with all information concerning your company or prospectus that has appeared on the third party’s website. Again, if you subsequently enter into such arrangements, promptly supplement your response.

The Lead Underwriter has informed the Company that it will engage in the electronic offer, sale and distribution of shares in the manner that has previously been cleared by the Staff, most recently in the BofI Holdings, Inc. offering and the Morningstar, Inc. offering. The Company respectfully submits on behalf of the Lead Underwriter that the procedures that will be utilized in connection with electronic offers, sales and distribution are described in detail in the Plan of Distribution filed with the registration statement. Roth Capital, LLC has informed the Company that it will not engage in the electronic offer, sale and distribution of shares of the Company’s common stock in this offering.

The Lead Underwriter has also advised the Company that certain dealers or members of the selling group that are not underwriters in the offering may also engage in the electronic offer, sale and distribution of shares. However, the nature of the syndication process and the establishment of the selling group is such that the final list of syndicate members, selling group members and the allocation of shares among those members typically is not made until the day of pricing. Because the underwriters will not know who the members of the syndicate or the selling group are, and what their plans for electronic distribution will be, until after the registration statement is declared effective, the Company is unable to disclose any syndicate or selling group member’s plans for electronic distribution in the registration statement before it is declared effective. However, the Lead Underwriter has advised the Company that in accepting the invitation to join the syndicate or the selling group, each member of the syndicate or selling group represents to the Lead Underwriter that they will comply with Section 5 of the Securities Act of 1933 in connection with their any offer, sale or distribution of securities in the offering.

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May 6, 2005

Financial Statements

Note 2. Restatement of fiscal year 2004 financial statements – Page F-7

35. Please revise this note to include the per share impact of the restatements as required by paragraph 37 of APB Opinion 20.

In response to the Staff’s comment, we have revised the disclosure to include the per share impact of the restatements.

36. Please expand the disclosures about the nature of the adjustments to include the gross amounts for each significant adjustment item unless the amount presented in the “impact” column for the financial statement line item is on a gross basis. Also, supplementally tell us why the indicated errors occurred, how they were discovered and why you believe similar mistakes have not gone undiscovered. We may have further comments after reviewing your response and revisions.

In response to the Staff’s comment, we have expanded the disclosure as requested.

We respectfully advise the Staff that the one material error occurred because the Company failed to fully evaluate the accounting consequences of a complex transaction with Inverness. Specifically, the Company used a prior financing with an interest rate of 6% as a proxy for the discount rate used to determine the present value of the note payable, rather than the rate obtained under a more recent and senior borrowing arrangement and incorrectly allocated the cost of the transaction to expense rather than an intangible asset. In the preparation for this offering, the Company evaluated the prior accounting for each significant transaction and the Company does not believe that any similar mistakes have gone undiscovered.

With respect to the other errors that were corrected, the Company does not believe that these errors were material, but because they represented known errors at the time of the filing of the Registration Statement they were corrected regardless of immateriality.

37. We see adjustment (b) indicates “the overall cost of the settlement has been reduced by $393,000... [and] the reduced value has now been allocated entirely to prepaid royalty and technology license assets.” If this is true, please supplementally explain why adjustment (d) is only for $117,000. Revise the filing as necessary to address our concerns.

United States Securities and

Exchange Commission

May 6, 2005

We respectfully advise the Staff that the overall cost of the settlement was reduced by $393,000. Previously recorded legal expenses were reduced by $515,000 with an offset of $122,000 to capitalized technology license fees. The technology license fees were amortized in the amount of $5,000 as of September 30, 2004 resulting in net capitalized technology fees as of September 30, 2004 of $117,000. We have revised the disclosure accordingly.

Note 3. Summary of Significant Accounting Policies – Page F-8

Revenue Recognition – Page F-10

38. Please supplementally confirm our understanding that your testing strips and meters are sold separately. If not the case, does EITF 00-21 impact you? We may have further comments after reviewing your response.

We respectfully advise the Staff that the Company sells test meters and strips separately and also sells meters and strips together in a bundled arrangement. Under the bundled arrangements, the meters may be offered at discount pricing or at no charge. When sold together, the transaction is impacted by EITF 00-21. However, under such arrangements, delivery to the customers of both the meters and the strips occurs at the same time and revenue for both elements is recognized upon delivery. As a result, EITF 00-21 does not have a significant impact on the Company.

Part II

Recent Sales of Unregistered Securities – Page II-2

39. Please revise to clarify the exemption(s) from the registration requirements of the Securities Act relied upon in connection with each disclosed offering and, to the extent not already clear from each description, the facts relied upon to support the availability of the exemption(s) in each case.

In response to the Staff’s comment, we have revised our disclosure to clarify (i) the exemptions from the registration requirements of the Securities Act relied upon in connection with the sales of unregistered securities the Company made to certain investors from March 31, 2002 to March 31, 2005 and (ii) the facts that support the availability of such exemptions.

40. Provide us with an itemized chronological schedule detailing each issuance of your preferred shares, ordinary shares, stock options and warrants by the company or

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principal stockholder since September 30, 2004 through the date of your response. Include the following information for each issuance or grant date:

a. Number of shares issued or issuable in the grant,

b. Purchase price or exercise price per share,

c. Any restriction or vesting terms,

d. Identity of the recipient and relationship to the company,

e. Nature and terms of any concurrent transactions with the recipient,

f. Amount of any recorded compensation and

g. The timing of all offering discussions with your underwriters, including possible offering pricing ranges.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge the previously provided management’s common stock fair value per share determinations to the current estimated IPO price per share, and identify all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value. We will not conclude our evaluation of your response until you have included an offering price in the filing.

In response to the Staff’s comment, we have attached hereto as Attachment A a spreadsheet that details each issuance of preferred stock, common stock, stock options and warrants by the company or its principal stockholder since September 30, 2004. Included in the spreadsheet is information, if applicable, relating to the (i) number of shares issued or issuable in the grant, (ii) purchase price or exercise price per share, (iii) any restriction or vesting terms, (iv) identity of the recipient and relationship to the company, and (v) nature and terms of any concurrent transactions with the recipient. There was no recorded compensation with respect to employee stock options because the options grants were made at exercise prices that were equal to or greater than the fair value of the underlying common stock on the date of grant.

The Company respectfully advises the Staff that it had a Series B round of preferred stock financing in May 1999 at $6.32 per share (all per share figures in this response reflect the four-for-one reverse stock split effectuated on May 4, 2005). Since that time the Company has

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had four rounds of preferred stock financing (Series C, C-1, C-2 and C-3) at the same $6.32 price per share. The most recent Series C-3 round of financing occurred in February 2005. Each of these financing rounds added another layer of preferred stock with rights to participate in liquidation proceeds, including proceeds from a merger or acquisition transaction, before the common stockholders are allowed to participate in any of the proceeds. Furthermore, these financings all contained provisions for a 2x liquidation preference ($12.64 per share) versus the 1x liquidation preferences for the Series A and B rounds.

The following represents the chronology of discussions between the Company, the Board and certain third parties regarding valuation of the Company:

•	The Company had no discussions with underwriters regarding a potential IPO prior to January 28, 2005, when the Board authorized management to initiate discussions regarding a potential IPO.

•	The Company received a rough initial IPO valuation estimate from certain prospective underwriters of this offering on February 17, 2005, based on then current market conditions, comparable public company valuations and preliminary financial modeling from the Company. These prospective underwriters estimated the pre-money IPO equity valuation to be approximately $70 million to $100 million.

•	The Company’s Board of Directors received an update to the February 17, 2005 IPO valuation estimate from the lead underwriters of this offering on March 24, 2005, prior to the initial filing of the Registration Statement, based on then diminished market conditions and comparable public company valuations. At that time, the lead underwriters estimated the pre-money IPO equity valuation to be approximately $60 million to $90 million.

•	The Company received a current IPO valuation analysis from the lead underwriters on May 2, 2005, based on current market conditions and comparable public company valuations and also based upon a detailed financial model from the Company. The lead underwriters estimated the pre-money IPO equity valuation to be approximately $63 million to $92 million, with the midpoint of the range being $77.5 million.

The Company engaged Standard & Poors Corporate Value Consulting (“CVC”) to prepare an independent valuation of our common shares as of February 17, 2005. A copy of their report was supplementally provided earlier to the Commission. In their report, CVC concluded that the fair market value of a share of the Company’s common stock at that time was $0.44 per share. The Company agrees with CVC’s conclusions. CVC has offered to discuss their report

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May 6, 2005

with the Staff on behalf of the Company. The enterprise value determined in the CVC analysis indicates a value on a minority marketable basis of $57 million, which is approximately 10% less than the low-end of the current valuation range estimated by the underwriters. It is the Company’s view that the fair value of the common stock did not change significantly between February 17, 2005 and March 31, 2005.

Accordingly, because the options grants were made at a significant premium to the valuation determined with the assistance of outside valuation consultants, the Company has concluded that no compensation expense should be recorded with respect to stock options granted prior to March 31, 2005.

In coming to this determination, management has determined that the value of the common stock is significantly affected by (1) the preferences granted to the preferred stockholders, (2) the fact that the preferred stockholders have voting control of the Company, (3) the fact that the Company has limited liquidity and must rely on the preferred stockholders to fund operations month-to-month, and (4) reluctance of the current investors to fund the Company to positive cash flows.

Because of these factors, the Company has assumed in valuing the common stock, that the preferred stockholders will take the action most likely to maximize the return to the preferred stockholders whether that transaction is an initial public offering or a merger (sale) of the Company. Through March 31, 2005, a merger was considered to be a more likely outcome than an initial public offering and continues to be a viable exit strategy for the Company.

Accordingly, we note that in the event of a merger transaction which valued the Company at $80 million (the valuation implicit in a share price of $11.00 per share), the preferred stockholders would receive approximately $66.8 million of the proceeds (approximately $11.00 per share) after repayment of debt and other costs, including the management retention bonus. The common stockholders would receive no proceeds from such a transaction. In fact, the Company would be required to obtain a merger valuation of $83.4 million before the Common stockholders would receive any proceeds, and a merger valuation of approximately $150 million before the common stockholders would receive $11.00 per share.

In addition, in evaluating various alternatives, the preferred stockholders would be expected to accept a merger offer with a value significantly less than an IPO value, as a merger could provide faster liquidity, no requirement to share with the common stockholders, and accordingly allow the preferred stockholders to receive a greater return on their investment.

United States Securities and

Exchange Commission

May 6, 2005

Of course, if the preferred stockholders elect to pursue an IPO, they would agree to give up their preferences and convert their shares to common stock. Assuming an IPO at $11.00 per share, the post-IPO value of the preferred stock would be approximately $60 million, versus the assumed preferred merger proceeds of $66.8 million discussed above. This difference represents the value transfer from the preferred stockholders to the common stockholders upon the IPO and represents the reason that the value of the common stock would increase from $0.44 per share to $11.00 per share upon a completion of an IPO.

The Company believes that the preferred stockholders’ decision as to whether to permit the Company to complete an IPO or to insist on a sale of the Company will be dependent on the valuation of these two alternatives, the ability to complete the transaction and the timing of liquidity under both scenarios.

Because an IPO requires a significant transfer of value from the preferred stockholders to the common stockholders, and because the preferred stockholders control the outcome, the Company did not consider it appropriate to assume the consummation of an IPO in valuing the common stock.

With regard to the likelihood of a merger transaction versus an IPO, during the quarter ended March 31, 2005, the Company had an investment banker engaged to provide M&A advisory services, had received multiple indications of interest from potential interested acquirors, and had engaged in M&A diligence activities with one potential acquiror. Because of the liquidation preference, preferred stockholders, who control the decision on approving an M&A or IPO opportunity, would receive a greater return from an M&A event and would therefore be better off approving a lower value M&A transaction, even if the IPO were valued at a higher price. Additionally, with the management retention plan, which terminates on an IPO, management would also have an incentive to pursue an M&A opportunity over an IPO.

Subsequent to March 31, 2005 the Company has dismissed the advisor assisting the Company with merger opportunities and is currently not actively pursuing a merger. However, a merger remains a viable possibility prior to the completion of the IPO. Based on current value estimates, it is expected that if a merger option is selected the common stockholders will receive no proceeds from the transaction.

As the likelihood of an IPO grows higher, the Company will take this into consideration in valuing stock options. The Company expects that if it grants any options for common stock post-March 31, 2005 and pre-IPO, that it will record deferred compensation charge equal to the difference between the exercise price and the midpoint of the anticipated offering, or $11.00 per share.

United States Securities and

Exchange Commission

May 6, 2005

Exhibits – Page II-8

41. We note your request for confidential treatment. We will review and provide comments on your request separately. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

We acknowledge the Staff’s comment.

42. We note your intention to file some exhibits, including your legal opinion, by amendment. Because we may have comments on these exhibits, please file the exhibits allowing adequate time for their review.

In response to the Staff’s comment, we have filed additional exhibits with Amendment No. 1 and will file any remaining exhibits with a subsequent amendment to the Registration Statement.

We would very much appreciate the Staff’s prompt review of Amendment No. 1. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Saul
David J. Saul

ATTACHMENT A

Date Issued/Granted	Name of Recipient	Relationship to HemoSense	Type of Security	Number of Shares (Pre-Split)	Purchase/Exercise Price Per Share (Pre-Split)	Note Amount	Restriction or Vesting Terms	Nature and Terms of Concurrent Transactions with Recipient
11/29/04	Judith Blunt	Employee	Common Stock upon option exercise	30,000	$0.30	N/A	None	None
11/29/04	Judith Blunt	Employee	Common Stock upon option exercise	15,000	$0.20	N/A	None	None
12/02/04	Jeri Cavanaugh	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1)	None
12/02/04	Margaret McInerney	Employee	Stock option to purchase Common Stock	25,000	$0.20	N/A	(1)	None
12/02/04	Parminder Mumman	Employee	Stock option to purchase Common Stock	3,000	$0.20	N/A	(1)	None
12/02/04	David Phillips	Employee	Stock option to purchase Common Stock	25,000	$0.20	N/A	(1)	None
12/02/04	Shashi Sharma	Employee	Stock option to purchase Common Stock	3,000	$0.20	N/A	(1)	None
12/12/04	Scott Segelke	Employee	Common Stock upon option exercise	23,750	$0.20	N/A	None	None
01/28/05	Birdie Batiste	Employee	Stock option to purchase Common Stock	10,000	$0.20	N/A	(1)	None
01/28/05	Elizabeth Garcia	Employee	Stock option to purchase Common Stock	3,000	$0.20	N/A	(1)	None
01/28/05	Bruce Hartmann	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1)	None
01/28/05	Josephine Palafox	Employee	Stock option to purchase Common Stock	3,000	$0.20	N/A	(1)	None
01/28/05	Beth Russell	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1)	None
01/28/05	Olasa Saisnith	Employee	Stock option to purchase Common Stock	3,000	$0.20	N/A	(1)	None
01/28/05	Todd Steinhoff	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1)	None

Date Issued/Granted	Name of Recipient	Relationship to HemoSense	Type of Security	Number of Shares (Pre-Split)	Purchase/Exercise Price Per Share (Pre-Split)	Note Amount	Restriction or Vesting Terms	Nature and Terms of Concurrent Transactions with Recipient
01/28/05	Nyawira Theuri	Employee	Stock option to purchase Common Stock	3,000	$0.20	N/A	(1)	None
01/28/05	Phong Tran	Employee	Stock option to purchase Common Stock	3,000	$0.20	N/A	(1)	None
01/28/05	Norman R. Tyler	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1)	None
01/28/05	Stephen Welch	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1)	None
02/07/05	B.F. Saul Company Employees’ Profit Sharing Retirement Plan	Existing stockholder	Series C-3 Preferred Stock	134,268	$1.58	N/A	None	None
02/07/05	Connecticut Avenue Investments, LLC	Existing stockholder	Series C-3 Preferred Stock	76,722	$1.58	N/A	None	None
02/07/05	Michael Danaher	Existing stockholder	Series C-3 Preferred Stock	485	$1.58	N/A	None	None
02/07/05	Arvind Jina	Founder of HemoSense	Series C-3 Preferred Stock	198	$1.58	N/A	None	None
02/07/05	MPM Bio Ventures GmbH & Co., Parallel-Beteiligungs KG	Existing stockholder; affiliate serves on HemoSense Board of Directors	Series C-3 Preferred Stock	324,436	$1.58	N/A	None	None
02/07/05	MPM Bio Ventures II, L.P.	Existing stockholder; affiliate serves on HemoSense Board of Directors	Series C-3 Preferred Stock	101,712	$1.58	N/A	None	None
02/07/05	MPM Bio Ventures II-QP, L.P.	Existing stockholder; affiliate serves on HemoSense Board of Directors	Series C-3 Preferred Stock	921,564	$1.58	N/A	None	None
02/07/05	MPM Asset Management Investors 2000 B LLC	Existing stockholder; affiliate serves on HemoSense Board of Directors	Series C-3 Preferred Stock	21,218	$1.58	N/A	None	None

Date Issued/Granted	Name of Recipient	Relationship to HemoSense	Type of Security	Number of Shares (Pre-Split)	Purchase/Exercise Price Per Share (Pre-Split)	Note Amount	Restriction or Vesting Terms	Nature and Terms of Concurrent Transactions with Recipient
02/07/05	Vanguard V, L.P.	Existing stockholder; affiliate serves on HemoSense Board of Directors	Series C-3 Preferred Stock	270,646	$1.58	N/A	None	None
02/07/05	W Capital Partners Ironworks, L.P.	Existing stockholder	Series C-3 Preferred Stock	268,730	$1.58	N/A	None	None
02/07/05	WS Investment Company, LLC	Existing stockholder	Series C-3 Preferred Stock	4,239	$1.58	N/A	None	None
02/15/05	MGVF III, Ltd.	Existing stockholder	Series A-3 Preferred Stock	427,066	Stock exchange; no additional consideration	N/A	None	None
02/15/05	Vanguard V, L.P.	Existing stockholder; affiliate serves on HemoSense Board of Directors	Series A-3 Preferred Stock	500,000	Stock exchange; no additional consideration	N/A	None	None
02/15/05	W Capital Partners Ironworks, L.P.	Existing stockholder	Series A-3 Preferred Stock	487,500	Stock exchange; no additional consideration	N/A	None	None
02/15/05	WS Investment Company, LLC (97B)	Existing stockholder	Series A-3 Preferred Stock	15,000	Stock exchange; no additional consideration	N/A	None	None
02/15/05	Michael Danaher	Existing stockholder	Series B-3 Preferred Stock	3,164	Stock exchange; no additional consideration	N/A	None	None
02/15/05	GC Technology Fund L.P.	Existing stockholder	Series B-3 Preferred Stock	632,911	Stock exchange; no additional consideration	N/A	None	None
02/15/05	Vanguard V, L.P.	Existing stockholder; affiliate serves on HemoSense Board of Directors	Series B-3 Preferred Stock	632,911	Stock exchange; no additional consideration	N/A	None	None
02/15/05	W Capital Partners Ironworks, L.P.	Existing stockholder	Series B-3 Preferred Stock	632,911	Stock exchange; no additional consideration	N/A	None	None

Date Issued/Granted	Name of Recipient	Relationship to HemoSense	Type of Security	Number of Shares (Pre-Split)	Purchase/Exercise Price Per Share (Pre-Split)	Note Amount	Restriction or Vesting Terms	Nature and Terms of Concurrent Transactions with Recipient
02/15/05	WS Investment Company, LLC (99A)	Existing stockholder	Series B-3 Preferred Stock	12,658	Stock exchange; no additional consideration	N/A	None	None
02/15/05	B.F. Saul Company Employees’ Profit Sharing Retirement Plan	Existing stockholder	Series C-3 Preferred Stock	236,657	Stock exchange; no additional consideration	N/A	None	None
02/15/05	Connecticut Avenue Investments, LLC	Existing stockholder	Series C-3 Preferred Stock	135,227	Stock exchange; no additional consideration	N/A	None	None
02/15/05	Michael Danaher	Existing stockholder	Series C-3 Preferred Stock	1,365	Stock exchange; no additional consideration	N/A	None	None
02/15/05	GC Technology Fund L.P.	Existing stockholder	Series C-3 Preferred Stock	411,409	Stock exchange; no additional consideration	N/A	None	None
02/15/05	Arvind Jina	Founder of HemoSense	Series C-3 Preferred Stock	1,851	Stock exchange; no additional consideration	N/A	None	None
02/15/05	MGVF III, Ltd.	Existing stockholder	Series C-3 Preferred Stock	126,584	Stock exchange; no additional consideration	N/A	None	None
02/15/05	MPM Bio Ventures GmbH & Co., Parallel-Beteiligungs KG	Existing stockholder; affiliate serves on HemoSense Board of Directors	Series C-3 Preferred Stock	3,028,984	Stock exchange; no additional consideration	N/A	None	None
02/15/05	MPM Bio Ventures II, L.P.	Existing stockholder; affiliate serves on HemoSense Board of Directors	Series C-3 Preferred Stock	949,593	Stock exchange; no additional consideration	N/A	None	None
02/15/05	MPM Bio Ventures II-QP, L.P.	Existing stockholder; affiliate serves on HemoSense Board of Directors	Series C-3 Preferred Stock	8,603,848	Stock exchange; no additional consideration	N/A	None	None

Date Issued/Granted	Name of Recipient	Relationship to HemoSense	Type of Security	Number of Shares (Pre-Split)	Purchase/Exercise Price Per Share (Pre-Split)	Note Amount	Restriction or Vesting Terms	Nature and Terms of Concurrent Transactions with Recipient
02/15/05	MPM Asset Management Investors 2000 B LLC	Existing stockholder; affiliate serves on HemoSense Board of Directors	Series C-3 Preferred Stock	198,097	Stock exchange; no additional consideration	N/A	None	None
02/15/05	Vanguard V, L.P.	Existing stockholder; affiliate serves on HemoSense Board of Directors	Series C-3 Preferred Stock	1,393,882	Stock exchange; no additional consideration	N/A	None	None
02/15/05	W Capital Partners Ironworks, L.P.	Existing stockholder	Series C-3 Preferred Stock	1,388,496	Stock exchange; no additional consideration	N/A	None	None
02/15/05	WS Investment Company, LLC (2003A)	Existing stockholder	Series C-3 Preferred Stock	8,199	Stock exchange; no additional consideration	N/A	None	None
02/15/05	WS Investment Company, LLC	Existing stockholder	Series C-3 Preferred Stock	3,720	Stock exchange; no additional consideration	N/A	None	None
02/16/05	Dade Behring, Inc.	Existing stockholder; sole supplier of reagents to HemoSense	Common Stock	760,750	Conversion of Series B-2 and C-2 Preferred Stock; no consideration	N/A	None	HemoSense and Dade Behring have entered into a supply and license agreement.
02/17/05	Michael Acosta	Employee	Stock option to purchase Common Stock	30,000	$0.20	N/A	(1)	None
02/17/05	Kristal Ball	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1)	None
02/17/05	Paul Balsara	Employee	Stock option to purchase Common Stock	100,000	$0.20	N/A	(2)	None
02/17/05	Ed Brennan	Director/Consultant	Stock option to purchase Common Stock	90,000	$0.20	N/A	(2)	None
02/17/05	Michealle Havenhill	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1)	None
02/17/05	Margaret McInerney	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1)	None

Date Issued/Granted	Name of Recipient	Relationship to HemoSense	Type of Security	Number of Shares (Pre-Split)	Purchase/Exercise Price Per Share (Pre-Split)	Note Amount	Restriction or Vesting Terms	Nature and Terms of Concurrent Transactions with Recipient
02/17/05	Jim Merselis	Employee	Stock option to purchase Common Stock	455,000	$0.20	N/A	(2)	None
02/17/05	Maria Navarro	Employee	Stock option to purchase Common Stock	50,000	$0.20	N/A	(2)	None
02/17/05	Steven Perdue	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1)	None
02/17/05	David Phillips	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1)	None
02/17/05	Kevin R. Shuler	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1)	None
02/17/05	Timothy Still	Employee	Stock option to purchase Common Stock	50,000	$0.20	N/A	(2)	None
02/17/05	Ad de Waard	Consultant	Stock option to purchase Common Stock	20,000	$0.20	N/A	(1)	None
03/01/05	Lighthouse Capital Partners IV, L.P.	Lender	Warrant to purchase Series C-3 Preferred Stock	189,874	$1.58	N/A	(3)	HemoSense and Lighthouse Capital have entered into a secured loan agreement.
03/24/05	Andrew Chisholm	Employee	Stock option to purchase Common Stock	25,000	$0.20	N/A	(1)	None
03/24/05	Robert Hansen	Employee	Stock option to purchase Common Stock	30,000	$0.20	N/A	(1)	None
03/24/05	Kristen Nawrocki	Employee	Stock option to purchase Common Stock	15,000	$0.20	N/A	(1).	None
03/24/05	Michael Nazak	Employee	Stock option to purchase Common Stock	40,000	$0.20	N/A	(1)	None
04/25/05	B.F. Saul Company Employees’ Profit Sharing Retirement Plan	Existing stockholder	Nonconvertible promissory note and warrant to purchase shares issued in next equity financing	To be determined	N/A	$148,990.19	(4)	None
04/25/05	MPM Asset Management Investors 2000 B LLC	Existing stockholder; affiliate serves on HemoSense Board of Directors	Nonconvertible promissory note and warrant to purchase shares issued in next equity financing	To be determined	N/A	$17,999.35	(4)	None

Date Issued/Granted	Name of Recipient	Relationship to HemoSense	Type of Security	Number of Shares (Pre-Split)	Purchase/Exercise Price Per Share (Pre-Split)	Note Amount	Restriction or Vesting Terms	Nature and Terms of Concurrent Transactions with Recipient
04/25/05	MPM Bio Ventures GmbH & Co., Parallel-Beteiligungs KG	Existing stockholder; affiliate serves on HemoSense Board of Directors	Nonconvertible promissory note and warrant to purchase shares issued in next equity financing	To be determined	N/A	$275,215.80	(4)	None
04/25/05	MPM Bio Ventures II-QP, L.P.	Existing stockholder; affiliate serves on HemoSense Board of Directors	Nonconvertible promissory note and warrant to purchase shares issued in next equity financing	To be determined	N/A	$781,752.23	(4)	None
04/25/05	MPM Bio Ventures II, L.P.	Existing stockholder; affiliate serves on HemoSense Board of Directors	Nonconvertible promissory note and warrant to purchase shares issued in next equity financing	To be determined	N/A	$86,280.73	(4)	None
04/25/05	W Capital Partners Ironworks, L.P.	Existing stockholder	Nonconvertible promissory note and warrant to purchase shares issued in next equity financing	To be determined	N/A	$189,761.70	(4)	None

(1)	25% of the shares subject to the option vest one year after the vesting commencement date; 1/48 vest on the first day of each month thereafter.
(2)	25% of the shares subject to the option vest one year after the vesting commencement date; 1/48 vest on the first day of each month thereafter. Vesting as to 20% of the shares accelerate upon the IPO.
(3)	Warrant expires on 3/5/11 or earlier upon certain events.
(4)	Warrant expires on 4/25/10 or earlier upon change of control.